# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Datavault AI Inc., CIK 0001682149
CUSIP: 86633R609
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 15268 NW Greenbrier Pkwy, Beaverton, Oregon (OR), 97006
Date of event which requires filing of this statement: 06/25/2025
Filed by CIK 0001755804
Persons authorized to receive notices and communications: Nathaniel Bradley, 48 Wall Street, Floor 11, New York, New York (NY), 10005, 520-631-9595

## Reporting persons
- Nathaniel Bradley (CIK 0001755804): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 10,695,952; sole dispositive power 0; shared dispositive power 10,695,952; aggregate amount beneficially owned 10,695,952 (13.1% of the class)
  Comment: Mr. Bradley is Chief Executive Officer and sole director of EOS Technology Holdings Inc. (formerly known as Data Vault Holdings Inc.) and the spouse of Sonia Choi. The shares beneficially owned by Mr. Bradley consist of 3,715,361 shares held directly by Mr. Bradley, 3,999,911 shares held directly by EOS Technology Holdings Inc., and 2,980,680 shares held directly by Ms. Choi.
- Sonia Choi (CIK 0001918125): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 6,696,041; sole dispositive power 0; shared dispositive power 6,696,041; aggregate amount beneficially owned 6,696,041 (8.2% of the class)
  Comment: Ms. Choi is the spouse of Mr. Bradley. The shares beneficially owned by Ms. Choi consist of 2,980,680 shares held directly by Ms. Choi and 3,715,361 shares held directly by Mr. Bradley.
- EOS Technology Holdings Inc. (CIK 0001882356): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,999,911; sole dispositive power 0; shared dispositive power 3,999,911; aggregate amount beneficially owned 3,999,911 (4.9% of the class)
  Comment: These shares are held directly by EOS Technology Holdings Inc.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Datavault AI Inc.
Address of issuer's principal executive offices: 15268 NW Greenbrier Pkwy, Beaverton, Oregon (OR), 97006
Comment:
This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") relating to the shares of common stock, par value $0.0001 per share ("Common Stock"), of Datavault AI Inc., a Delaware corporation (the "Issuer"), amends and supplements the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the "SEC") on January 13, 2025 (the "Schedule 13D").

Except as specifically amended below, all other provisions of the Schedule 13D remain in effect. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Schedule 13D is amended and restated as follows:

This Schedule 13D is being filed by (i) Nathaniel Bradley, with respect to the shares directly and beneficially owned by him, his spouse, Sonia Choi, and EOS Technology Holdings Inc. ("EOS", formerly known as Data Vault Holdings Inc. or "Data Vault."), of which Mr. Bradley is Chief Executive Officer and sold director; (ii) Ms. Choi, with respect to the shares directly and beneficially owned by her and her spouse, Mr. Bradley; and (iii) EOS, with respect to the shares directly and beneficially owned by it (together with Mr. Bradley and Ms. Choi, the "Reporting Persons").
Present principal occupation or employment:
Item 2(c) of the Schedule 13D is amended and restated as follows:

EOS is a data technology and licensing company. Mr. Bradley is the Chief Executive Officer and sole director of EOS. Mr. Bradley is also the Chief Executive Officer and a member of the board of directors of the Issuer. Ms. Choi is the Chief Marketing Officer of EOS and the Issuer.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is amended to add the following:

On June 20, 2025, Mr. Bradley received 50,000 shares as a result of the scheduled vesting of a portion of the restricted stock units ("RSUs") granted on January 2, 2025 as compensation for Mr. Bradley's service as an officer of the Issuer.
On June 25, 2025, Mr. Bradley received 218,905 restricted shares as compensation for his service as an employee of the Issuer pursuant to the issuer's 2018 Long-Term Stock Incentive Plan.

On February 26, 2025 and June 25, 2025, Ms. Choi received 150,000 and 54,726 restricted shares, respectively, as compensation for her service as an employee of the Issuer pursuant to the issuer's 2018 Long-Term Stock Incentive Plan.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is amended to add the following:

To the extent required, the disclosure in Item 3 of this Amendment No. 1 is incorporated by reference in this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is amended and restated as follows:

The percentage ownership of shares of Common Stock set forth in this Amendment No. 1 is based upon 81,593,467 shares outstanding as of June 25, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is amended and restated as follows:

As of the date of this Amendment No. 1, Mr. Bradley beneficially owned 10,695,952 shares, consisting of 3,715,361 shares held directly by Mr. Bradley, 3,999,911 shares held directly by EOS Technology Holdings Inc., and 2,980,680 shares held directly by Ms. Choi.

As of the date of this Amendment No. 1, Ms. Choi beneficially owned 6,696,041 shares, consisting of 2,980,680 shares held directly by Ms. Choi and 3,715,361 shares held directly by Mr. Bradley.
Transactions in the class effected during the past sixty days: Except as set forth in Item 4 of this Amendment No. 1, the Reporting Persons have not engaged in any transaction with respect to the Common Stock during the sixty days prior to the date of filing this Amendment No. 1.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) of the Schedule 13D is amended to add the following:

As of June 25, 2025, EOS Technology Holdings Inc. had ceased to be the beneficial owner of more than five percent of the outstanding shares of the Issuer.

## Signatures
- Nathaniel Bradley: /s/ Nathaniel Bradley, Nathaniel Bradley (06/27/2025)
- Sonia Choi: /s/ Sonia Choi, Sonia Choi (06/27/2025)
- EOS Technology Holdings Inc.: /s/ Nathaniel Bradley, Nathaniel Bradley, CEO (06/27/2025)